Exhibit (a)(c)

Sharon P. Crames
Assistant Vice President
(212) 314-4985
Fax (212) 314-4401

INVESTMENT OFFICE

DATE:	November 20, 2000

TO:	Peter Noris, Chief Investment Officer

FROM:	Sharon Crames, Assistant Vice President

RE:	Separate Account No. 3

Attached for your signature is a document that provides for a change in the investment policy, investment strategy and name of Separate Account No. 3. The document will serve to formally record the changes within Separate Account No. 3. This record is needed, among other things, as back-up for legal opinions, which are required from time to time.

Pursuant to Board resolution No. Bl999 (a copy of which is attached), Equitable’s Board of Directors permitted the Chief Investment Officer, in connection with Equitable Life’s life and annuity businesses to modify any Separate Account without further Board action. This change is expected to take place March 1, 2001.

The change in investment strategy is from the current emphasis on small to medium sized companies to a focus on medium sized growth companies. Consistent with the modification of the strategy is a name change from the Aggressive Growth Stock Fund Number 3 to the Mid Cap Growth Stock Account Number 3. Also, the benchmark will change from the 50% S&P Mid Cap/50% Russell 2000 Index to the Russell Mid Cap Growth Index to reflect the emphasis on mid cap growth companies thus necessitating a change in the investment policy.

If you approve, please sign and date the attached document where indicated and return to it to me.

Att.

THE EQUITABLE LIFE ASSURANCE SOCIETY     1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

Separate Account Number 3

Pursuant to the authority granted to me by Resolution No. B1999 adopted by the Board of Directors of The Equitable Life Assurance Society of the United States I hereby approve a change in investment objective, investment strategy and name of Separate Account No.3.

Peter D. Noris
Chief Investment Officer
Executive Vice President

Dated: 11/21/00

New York, New York